

September 21, 2010

Mr. Michael J. Koss
President and Chief Executive Officer
Koss Corporation
4129 North Port Washington Avenue
Milwaukee, Wisconsin 53212

      RE: **Koss Corporation**
              Form 10-K for the year ended June 30, 2010
              Filed September 20, 2010
              File No. 0-03295

Dear Mr. Koss:

      We have reviewed your response letter dated September 20, 2010 and your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2010

Item 9A. Controls and Procedures, page 20

1. We note your response to comment two from our letter dated September 13, 2010 Please amend your Form 10-K to disclose whether you anticipate that you will have a "sufficient amount of time" to test your remedial measures by the end of the first fiscal quarter.

Disclosure Controls and Procedures, page 20

2. Please amend your Form 10-K to clearly state, if true, management's conclusion that your disclosure controls and procedures were not effective as of June 30, 2010.

<u>Management's Annual Report on Internal Controls over Financial Reporting, page 21</u>

3. Please amend your Form 10-K to clearly state, if true, management's conclusion that your internal control over financial reporting was not effective as of June 30, 2010.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director